August 24, 2010

Securities and Exchange Commission

Division of Corporate Finance

Attention: Yolanda Guobadia

Re: Newport Digital Technologies, Inc.

SEC Staff letter of July 12, 2010

The numbering system corresponds to the paragraph numbers in the staff letter.

1.

June 30, 2009 10K - revision of MD&A

In future filings we will comply with the suggested revisions and enhancements beginning with the 10k filing for June 30, 2010.

2.

June 30, 2009 10K - revision of MD&A

In future filings we will disclose transactions resulting in gains from the forgiveness of debt.

3.

The references to the Black-Scholes Option Model have been deleted from the footnote disclosure in footnote 8.  The valuation of common shares issued to non-employees in exchange for services rendered are as disclosed in footnote 1 (Stock-based compensation ) and footnote  8 (share-Based Compensation) which are in accordance with FASB ASC 505-50-30.  Our accounting is in compliance with ASC 505-50-30 as Management determines the measurement date for shares issued for non-employee services as either the date of the service rendered or the date of issuance of the shares as stated in the last paragraph of footnote 8 on page F-14.

4.

The accounts receivable balance related to the international sale was charged to operations as a bad debt expense in January of 2009 and the difference was classified as sales expense.  The registrant will disclose this loss and its classification as a foot note in the 10K filing for June 30, 2010.

5.

Complied with. Added Exhibits 31.1, 31.2, 32.1, and 32.2 to amended 10K June 30, 2009 and amended 10Q March 31, 2010.

6.

Complied with.  Added Exhibits 31.1, 31.2, 32.1, and 32.2 to amended 10K June 30, 2009, amended 10Q September 30, 2009 and amended 10Q March 31, 2010.

7.

We have amended the 10-Q for the quarterly period ended September 30, 2009 to include the disclosures required by item 308T (b) of regulation S-K.

8.

We have amended the 10-Q for the quarterly period ended December 31, 2009 to include the disclosures required by item 308(c) of regulation S-K.

9.

We have amended the 10-Q for the quarterly period ended March 31, 2009 to include the disclosures required by item 307 and 308(c) of regulation S-K.

10.

 In future filings we will include all exhibits required by Item 601 of Regulation s-K beginning with the filing of the 10K for June 30, 2010.

If you have any further comments or questions, please contact me by email at jrod1949@gmail.com, or by phone at 714-345-3766.

Thank you for your assistance in this matter.

Very Truly Yours,

/s/

Joseph R. Rodriguez, Jr.